(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED FINANCIAL

STATEMENTS

FOR SIX MONTH PERIOD ENDED JUNE 30, 2011

(Expressed in Canadian Dollars)

(Unaudited)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

	JUNE 30,	DECEMBER 31,	JANUARY 1,
	2011	2010	2010

ASSETS

Current Assets
Cash and cash equivalents	$20,098,734	$24,376,060	$1,504,920
Accounts receivable	472,925	515,405	11,173
Prepaids	1,224,041	656,726	—
Total current assets	21,795,700	25,548,191	1,516,093

Non-current assets
Equipment (Note 4)	303,201	304,290	—
Exploration and evaluation assets (Note 6)	88,668,710	88,668,710	—
Total non-current assets	88,971,911	88,973,000	—

Total assets	$110,767,611	$114,521,191	$1,516,093

LIABILITIES AND EQUITY

Current liabilities
Accounts payable and accrued liabilities	$2,244,021	$896,088	$181,861
Due to related parties (Note 9)	188,811	131,097	44,824
Total current liabilities	2,432,832	1,027,185	226,685

Shareholders’ equity
Share Capital (Note 7)
Authorized: Unlimited number of common shares without par value
Issued: 82,474,914 (December 31, 2010 — 81,589,189, January 1, 2010 - 9,279,081) common shares	139,334,606	137,210,613	20,164,894
Subscriptions received in advance	—	—	1,500,000
Contributed Surplus	12,306,546	8,631,142	256,477
Deficit	(43,306,373)	(32,347,749)	(20,631,963)
Total shareholders’ equity	108,334,779	113,494,006	1,289,408

Total liabilities and shareholders’ equity	$110,767,611	$114,521,191	$1,516,093

Nature of operations and going concern (Note 1)

Subsequent events (Note 14)

Approved on August 26, 2011 on behalf of the Board:

“David Porter”	“Bruce Humphrey”
David Porter, Director	Bruce Humphrey, Director

The accompanying notes are an integral part of these consolidated financial statements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited)

	THREE MONTHS ENDED		SIX MONTHS ENDED
	JUNE 30		JUNE 30
	2011	2010	2011	2010
Administrative expenses:
Amortization	$10,643	$23,123	$20,487	$23,520
Accounting and audit fees	13,940	55,343	48,080	82,343
Bank charges and interest	3,447	2,484	6,031	4,021
Consulting fees	318,648	81,341	880,637	92,341
Insurance	3,754	—	7,606	—
Exploration and evaluation	1,901,449	791,354	4,064,757	791,354
Investor relations	215,069	45,118	315,154	58,750
Legal fees	21,558	6,666	50,612	10,988
Management fees	50,001	50,001	480,002	66,668
Office and administration	60,569	40,764	128,502	69,560
Rent	23,752	29,109	40,820	38,767
Stock-based compensation	2,434,788	929,874	4,489,493	1,265,635
Transfer agent and filing fees	25,075	15,505	46,929	27,614
Travel and entertainment	158,076	27,082	205,302	42,086
Wages	149,977	105,001	266,226	137,532

Loss before other items	(5,390,746)	(2,202,765)	(11,050,638)	(2,711,179)
Other items:
Interest Income	86,977	469	109,634	1,368
Unrealized loss on foreign exchange	(2,181)	(1,156)	(17,620)	(1,156)

Net loss for the period before income taxes	(5,305,950)	(2,203,452)	(10,958,624)	(2,710,967)

Deferred income tax recovery	—	636,364	—	636,364

Net comprehensive loss for the period	$(5,305,950)	$(1,567,088)	$(10,958,624)	$(2,074,603)

Basic and diluted loss per share	$(0.06)	$(0.04)	$(0.13)	$(0.07)
Basic and diluted weighted average number of common shares outstanding	82,443,816	36,097,183	82,228,014	29,878,392

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	SIX MONTHS ENDED
	JUNE 30
	2011	2010
Cash flows used in operating activities
Net loss for the period	$(10,958,624)	$(2,074,603)
Items not affecting cash:
Amortization	20,487	23,520
Deferred income tax recovery	—	(636,364)
Stock-based compensation	4,489,493	1,265,635
Unrealized loss on foreign exchange	17,620	1,156
	(6,431,024)	(1,420,656)
Net change in non-cash working capital items:
Accounts receivable	42,480	(178,849)
Prepaid expenses	(567,315)	(417,443)
Accounts payable and accrued liabilities	1,330,313	530,129
Due to related parties	57,714	(4,868)
Cash used in operating activities	(5,567,832)	(1,491,687)

Cash flows from investing activities
Acquisition of equipment	(19,398)	(334,669)
Acquisition costs for 0860132 BC Ltd.	—	(106,480)
Cash used in investing activities	(19,398)	(441,149)

Cash flows from financing activities
Shares and warrants issued for cash, net of share issuance costs	1,309,904	14,181,607
Cash provided by financing activities	1,309,304	14,181,607

Increase (decrease) in cash and cash equivalents	(4,277,326)	12,248,771

Cash and cash equivalents, beginning of the period	24,376,060	1,504,920
Cash and cash equivalents, end of the period	$20,098,734	$13,753,691
Cash consist of:
Cash	$1,322,097	$1,407,531
Liquid short-term investments	18,776,637	12,346,160
	$20,098,734	$13,753,691

Supplemental disclosure with respect to cash flows (Note 8)

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

CONDENSED INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011

(Unaudited)

			SUBSCRIPTIONS
	SHARE CAPITAL		RECEIVED IN	CONTRIBUTED
	NUMBER	AMOUNT	ADVANCE	SURPLUS	DEFICIT	TOTAL
Balance, December 31, 2009 and January 1, 2010	9,279,081	$20,164,894	$1,500,000	$256,477	$(20,631,963)	$1,289,408
Fractional rounding from share consolidation	(80)	—	—	—	—	—
Private placement (Note 7)	10,000,000	1,500,000	(1,500,000)	—	—	—
Private placement (Note 7)	10,000,000	10,000,000	—	—	—	10,000,000
Private placement (Note 7)	1,818,182	5,000,000	—	—	—	5,000,000
Acquisition of 0860132 BC Ltd (Note 5)	5,000,000	9,000,000	—	—	—	9,000,000
Share issue costs - cash	—	(806,420)	—	(11,973)	—	(818,393)
Share issue costs - agent warrants	—	(234,135)	—	234,135	—	—
Tax benefit renounced to flow-through shareholders	—	(636,364)	—	—	—	(636,364)
Stock-based compensation (Note 7)	—	—	—	1,265,635	—	1,265,635
Net loss for the period	—	—	—	—	(2,074,603)	(2,074,603)
Balance, June 30, 2010	36,097,183	43,987,975		1,744,274	(22,706,566)	23,025,683
Private placement (Note 7)	9,125,000	15,004,473	—	5,070,527	—	20,075,000
Share issue costs - cash	—	(1,011,892)	—	(325,933)	—	(1,337,825)
Share issue costs - agent warrants	—	(815,688)	—	815,688	—	—
Acquisition costs (Note 5)	32,285,006	79,421,114	—	—	—	79,421,114
Warrant exercise	4,042,000	511,272	—	(19,272)	—	492,000
Stock option exercise	40,000	113,359	—	(53,359)	—	60,000
Stock-based compensation (Note 7)	—	—	—	1,399,217	—	1,399,217
Net loss for the period	—	—	—	—	(9,641,183)	(9,641,183)
Balance, December 31, 2010	81,589,189	137,210,613	—	8,631,142	(32,347,749)	113,494,006
Warrant exercise	640,725	1,395,797	—	(465,602)	—	930,195
Stock option exercise	245,000	708,487	—	(348,487)	—	360,000
Share issue costs – cash refunded	—	19,709	—	—	—	19,709
Stock-based compensation	—	—	—	4,489,493	—	4,489,493
Net loss for the period	—	—	—	—	(10,958,624)	(10,958,624)
Balance, June 30, 2011	82,474,914	$139,334,606	$—	$12,306,546	$(43,306,373)	$108,334,779

The accompanying notes are an integral part of these consolidated financial statements

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

1.                            NATURE OF OPERATIONS AND GOING CONCERN

Alderon Resource Corp. (the “Company”) is an exploration stage company whose common shares trade on the TSX Venture Exchange and OTCQX and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed.  The Company was incorporated under the laws of British Columbia on March 17, 1978. The address of the Company’s registered office is #1240 — 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

On September 1, 2004, the Company changed its name from Truax Ventures Corp. to Aries Resource Corp. and then again on September 24, 2008, the Company changed its name from Aries Resource Corp. to Alderon Resource Corp.

On March 3, 2010, pursuant to a special resolution passed by the shareholders on December 8, 2009, the Company consolidated its common shares on a 2 old for 1 new basis. All share and per share amounts are presented on a post-consolidated basis unless stated otherwise.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.  The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

2.                           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

The condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted by Canada on January 1, 2011. This represents the Company’s application of IFRS as at and for the six months ended June 30, 2011, including 2010 comparative periods.  The financial statements have been prepared in accordance with IFRS 1, “First-time Adoption of International Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the international Accounting Standards Board (“IASB”).

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

2.                           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS1. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  The impact of the transition from Canadian GAAP to IFRS is explained in Note 13.

The interim consolidated financial statements have been prepared on a historical cost basis, except for financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting except for cash flow information.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results could differ from these estimates.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

i)                               The carrying value and the recoverability of mineral properties, which are included in the condensed interim consolidated statements of financial position.

ii)                             The inputs used in accounting for stock-based compensation expense included in profit and loss.

iii)                          The valuation allowance applied to deferred tax assets.

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, 0860132 BC Ltd. (“Privco”). A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

2.                                      BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (cont’d...)

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
0860132 BC Ltd. (“Privco”)	Vancouver, Canada	100%	Exploration and evaluation of mineral properties

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid short-term investments with maturity of three months or less to be cash equivalents. At June 30, 2011, the Company had $18,776,637 in liquid short-term investments (December 31, 2010 - $23,689,263, January 1, 2010 - $Nil).

Financial Instruments

All financial instruments are initially recognized at fair value on the balance sheet. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	Held for trading	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 — Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide       pricing information on an ongoing basis.

Financial Instruments (cont’d...)

Level 2 — Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be                     substantially observed or corroborated in the marketplace.

Level 3 — Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents have been measured using Level 1 inputs.

Exploration and Evaluation

Pre-exploration costs are expensed as incurred. Costs to acquire mineral properties are capitalized as incurred. Costs related to the exploration and development of mineral properties are expensed as incurred.  The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Exploration and Evaluation (cont’d...)

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the mineral property. If payments received exceed the capitalized cost of the mineral property, the excess is recognized as income in the year received. The amounts shown for mineral properties do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Asset Retirement Obligation

The Company recognizes a liability for obligations relating to the reclamation of mineral interests (exploration and evaluation assets) and property, plant, and equipment when there is a legal and constructive liability from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reliable estimate of fair value can be made, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. Fair value is measured based on management’s best estimate of the enterprise’s cash outflows. Present value is used where the effect of the time value of money is material.

The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, and the amount or timing of the underlying cash flows needed to settle the obligation.

For the period presented, the Company doesn’t have any asset retirement obligation.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Loss per share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period. The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the year, or at time of issuance, if later, all options and warrants are exercised. Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding. If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Income Tax

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes stockbased compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting installment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both stock compensation expense and contributed surplus. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The contributed surplus account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to share capital.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is credit to other liabilities and included income at the same time the qualifying expenditures are made.

Foreign Currency Translation

The functional currency of the Company and its subsidiary is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Building	4%
Furniture	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

Equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss. Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures are capitalized.

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

3.                                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Impairment (cont’d...)

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.   If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation.

Comprehensive Income (loss)

Comprehensive income (loss) consists of net income (loss) and other comprehensive income (loss) and represents the change in shareholders’ equity which results from transactions and events from sources other than the Company’s shareholders. For the periods presented, comprehensive loss was the same as net loss.

New standards to be adopted

In November 2009, the IASB published IFRS 9, “Financial Instruments”, which covers the classification and measurement of financial assets as part of its project to replace IAS 39, “Financial Instruments: Recognition and Measurement”.  In October 2010, the requirements for classifying and measuring financial liabilities were added to IFRS 9.  Under this guidance, entities have the option to recognize financial liabilities at fair value through earnings.  If this option is elected, entitles would be required to reverse the portion of the fair value change due to own credit risk out of earnings and recognize the change in other comprehensive income.  IFRS 9 is effective for the Company on January 1, 2013.  Early adoption is permitted and the standard is required to be applied retrospectively.  There is not expected to be a significant impact on the Company upon implementation of the issued standard.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

4.                                      EQUIPMENT

	BUILDING	COMPUTER AND OFFICE EQUIPMENT	COMPUTER SOFTWARE	EXPLORATION EQUIPMENT	FURNITURE & FIXTURES	TOTAL

Cost at January 1, 2011 and December 31, 2010	$180,000	$10,058	$32,781	$118,396	$2,990	$344,225
Current period additions	—	—	—	19,398	—	19,398
Cost at June 30, 2011	$180,000	$10,058	$32,781	$137,794	$2,990	$363,623

Accumulated depreciation at January 1, 2011 and December 31, 2010	$5,400	$2,429	$10,880	$20,709	$517	$39,935
Current period depreciation/depletion	3,600	1,058	4,374	11,220	235	20,487
Accumulated depreciation at June 30, 2011	$9,000	$3,487	$15,254	$31,929	$752	$60,422

Net book value at January 1, 2011 and December 31, 2010	$174,600	$7,629	$21,901	$97,687	$2,473	$304,290

Net book value at June 30, 2011	$171,000	$6,571	$17,527	$105,865	$2,238	$303,201

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

5.                            ACQUISITION

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). In consideration, the Company issued 5,000,000 common shares of the Company to Privco’s shareholders.  On March 3, 2010, the agreement was completed and the Company issued the 5,000,000 post- consolidated common shares to Privco shareholders and paid acquisition costs of $106,480, with a total value of $9,106,480.

The cost of the asset acquisition should be based on the fair value of the consideration given, except where the fair value of the consideration given is not clearly evident. In the case of the Company, the fair value of the consideration given was used which was allocated to the individual identifiable assets and liabilities on the basis of their relative fair values as of the date of acquisition. Refer to Note 13 for a discussion of the adjustment to the measurement of the acquisition upon transition from Canadian GAAP to IFRS.

The acquisition of Privco constitutes a related party transaction, and since the transaction has commercial substance and is not in the normal course of operations, it has been measured at the exchange amount.

The total purchase price of $9,106,480 includes the following:

Common shares issued	$9,000,000
Acquisition costs	106,480

$9,106,480

The purchase price of $9,106,480 was allocated as follows:

Receivables	$5,820
Exploration and evaluation assets	9,247,596
Current liabilities	(146,936)

$9,106,480

These consolidated financial statements include the results of operations of Privco from March 3, 2010, the date of acquisition.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

6.                            EXPLORATION AND EVALUATION ASSETS

Kami Project

In connection with the acquisition of Privco, The Company acquired an option with Altius Resources Inc. (“Altius”) to acquire a 100% interest in certain claims located in Western Labrador and Quebec (“the claims”).

On December 6, 2010, the Company exercised its option and acquired a 100% interest in the Kamistiatusset (“Kami”) iron ore project in western Labrador. The option was exercised by the Company spending the required $7,000,000 on exploration expenditures and issuing an aggregate of 32,285,006 common shares valued at $79,421,114 from its treasury to Altius. Altius also retains a 3% gross sales royalty on iron ore concentrate from the Kami Project.

Kami Project
Balance, December 31, 2009 and January 1, 2010	$—
Acquisition costs	88,668,710
Balance, December 31, 2010 and June 30, 2011	$88,668,710

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

7.                            SHARE CAPITAL

Share issuances

During the six months ended June 30, 2011, the following share transactions were completed:

•                      640,725 warrants with an exercise price ranging from $1.00 to $2.80 per warrant were exercised for gross proceeds of $930,195. An amount of $465,602, representing the fair value of these warrants on the grant date was reclassified from contributed surplus to share capital upon exercise. In connection with the exercise of agent warrants 114,612 warrants with an exercise price of $2.80 were issued.

•                      220,000 stock options with an exercise price of $1.50 per option and 25,000 stock options with an exercise price of $1.20 per option were exercised, all for gross proceeds of $360,000.

•             3,100,000 stock options with an exercise price ranging from $2.62 to $3.80 were issued to certain directors, officers, and contractors of the Company.

During the year ended December 31, 2010, the following share transactions were completed:

•                      On March 3, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every two pre-consolidated common shares.  The 18,558,162 pre-consolidated common shares were reduced to 9,279,001 post-consolidated common shares. Stock options and warrants were similarly adjusted.

•                      On February 16, 2010, the Company closed a private placement for $10,000,000, through the issuance of 10,000,000 subscription receipts at a price of $1.00 per subscription receipt.  On March 3, 2010, the 10,000,000 subscription receipts issued converted into 10,000,000 common shares of the Company. A cash finder’s fee of $445,500 and 445,500 finder’s warrants valued at $125,862 were issued in connection with this private placement.  Each finder’s warrant entitles the holder to purchase one post-consolidated common share of the Company for $1.00, on or before February 16, 2011. As of June 30, 2011, all of these warrants had been exercised.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

7.                            SHARE CAPITAL (cont’d...)

Share issuances (cont’d...)

•             Also on March 3, 2010, the 10,000,000 subscription receipts issued in December 2009 at $0.15 per subscription receipt for total proceeds of $1,500,000 automatically converted into 10,000,000 common shares of the Company and the proceeds of the financing have been released from escrow.  In connection with this private placement, the Company issued 1,000,000 finder’s warrants, valued at $7,407, each warrant entitling the holder to acquire one post-consolidated common share of the Company for $0.15, on or before December 22, 2010.  As at December 31, 2010 all these warrants had been exercised.

•             On March 3, 2010, the Company issued 5,000,000 common shares in connection with the acquisition of 0860132 BC Ltd. (see Note 5).

•             On March 23, 2010, the Company closed a non-brokered private placement of 1,818,182 flow-through shares (“Flow-Through Shares”) at a price of $2.75 per Flow-Through Share for gross proceeds of $5,000,000 (the “Flow-Through Private Placement”).  Each Flow-Through Share qualifies as a “flow-through share” for the purposes of the Income Tax Act (Canada).  In connection with the Flow-Through Private Placement, the Company paid a cash finder’s fee equal to 5% of the gross proceeds received.  The Company also issued 90,910 finder’s warrants valued at $100,866. Each Finder’s Warrant may be exercised for one common share of the Company at an exercise price of $2.75 per Finder’s Warrant for a period of two years.

•             4,042,000 warrants with an exercise price ranging from $0.10 to $1.00 per warrant were exercised for gross proceeds of $492,000. An amount of $19,272 representing the fair value of the warrants on granting was reclassified from contributed surplus to share capital on exercise.

•              40,000 stock options with an exercise price of $1.50 were exercised for gross proceeds of $60,000. An amount of $53,359 representing the fair value of the options on granting was reclassified from contributed surplus to share capital on exercise.

•              On December 6, 2010, 32,285,006 common shares of the Company with a fair value of $79,421,114 were issued pursuant to the acquisition of 100% interest in Kami project (Note 6). The fair value of these shares was allocated to resource properties.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

7.                                     SHARE CAPITAL (cont’d...)

Share issuances (cont’d...)

•             On December 16, 2010, the Company completed a private placement of 9,125,000 units of the Company at a price of $2.20 per unit for gross proceeds of $20,075,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share at a price of $2.80 for a period of 24 months from the closing date.  In connection with the private placement, the Company paid the underwriters a cash commission equal to 6% of the gross proceeds and issued 547,500 finder’s warrants, at an exercise price of $2.20 for a period of 24 months from the closing date.  These finder’s warrants include one half of a share purchase warrant exercisable at $2.80 per warrant for a period of 24 months from the closing date.

Warrants

The following weighted average assumptions were used for the Black-Scholes valuation of warrants issued during the period:

	June 30, 2011	December 31, 2010
Risk-free interest rate	—	1.20%
Expected life of warrants	—	1.73 years
Annualized volatility	—	94%
Dividend rate	—	0%

The following is a summary of warrants outstanding at June 30, 2011 and December 31, 2010 and changes during the periods then ended.

	June 30, 2011		December 31, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants		Weighted Average Exercise Price

Outstanding, beginning of the period	5,604,410	$2.61	3,000,000	(1)	$0.10
Issued	114,612	2.80	6,646,410		2.23
Exercised	(640,725)	1.45	(4,042,000)		0.12
Outstanding, end of the period	5,078,297	$2.76	5,604,410		$2.61

(1) These warrants are post a 2:1 share consolidation

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

7.                           SHARE CAPITAL (cont’d...)

Warrants (cont’d...)

As at June 30, 2011, the Company had the following warrants outstanding:

Exercise price	Number outstanding		Expiry Date

$2.75	90,910	(1)	March 23, 2012
2.80	4,669,112		December 16, 2012
2.20	318,275	(1),(2)	December 16, 2012
	5,078,297

(1)   Consists of finder’s warrants

(2)   Each of these warrants is exercisable into one common share and one half warrant. Each whole warrant is then exercisable into one common share at an exercise price of $2.80 expiring on December 16, 2012.

Stock Options

The Company has a Stock Option Plan (the “Plan”), which follows the policies of the TSX Venture Exchange (“TSXV”) regarding stock option awards granted to employees, directors and consultants.  Previously, the Plan allowed a maximum of 10% of the issued shares to be reserved for issuance under the Plan; however, subject to shareholder approval at the Company’s annual general and special meeting of shareholders scheduled for September 30, 2011 (the “Meeting”), the Company has amended the Plan to reserve for issuance a fixed maximum number of shares equal to 12,392,290.  Options granted under the Plan previously had a maximum term of 5 years; however, subject to shareholder approval at the Meeting, the maximum term will be 10 years. The vesting terms are at the Board’s discretion.

As at June 30, 2011, the following stock options were outstanding:

	June 30, 2011		December 31, 2010
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price

Outstanding, beginning of the year	5,085,000	$1.88	17,500	$3.40
Granted	3,100,000	3.40	5,125,000	1.88
Exercised	(245,000)	1.47	(40,000)	1.50
Cancelled/Expired	—	—	(17,500)	3.40
Outstanding, end of the period	7,940,000	$2.49	5,085,000	$1.88
Exercisable, end of the period	2,183,750	$1.74	1,116,250	$1.53

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

7.                            SHARE CAPITAL (cont’d)

Stock Options (cont’d...)

At June 30, 2011, the following stock options were outstanding and exercisable:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date

1,190,000	1,190,000	1.50	March 3, 2015
75,000	75,000	1.88	April 27, 2015
125,000	62,500	2.00	May 1, 2015
325,000	62,500	1.20	July 22, 2015
50,000	25,000	1.53	October 20, 2015
1,900,000	475,000	1.60	November 8, 2015
1,175,000	293,750	3.00	December 29, 2015
1,900,000	—	3.70	February 9, 2016
100,000	—	3.80	March 1, 2016
300,000	—	3.40	April 4, 2016
800,000	—	2.62	June 13, 2016
7,940,000	2,183,750

Stock-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  The fair value of the options vested in the period ended June 30, 2011 was $4,489,493 (June 30, 2010 - $1,265,635).  The weighted average fair value of options granted in the period was $2.32 (June 30, 2010 - $1.34).

The fair value of each option is estimated as at the date of grant using the Black-Scholes option pricing model and the following weighted average assumptions:

	June 30, 2011	June 30, 2010
Risk-free interest rate	2.26%	1.20%
Expected life of options	4 years	5 years
Annualized volatility	94%	94%
Expected forfeitures	5.94%	4.78%
Dividend rate	0%	0%

Escrow shares

At June 30, 2011, a total of 9,321,253 (December 31, 2010-18,642,659) shares were held in escrow.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

8.                            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the period ended June 30, 2011:

•                  640,725 warrants and 245,000 stock options were exercised with the fair value of $465,602 and $348,487 respectively.

The following were significant non-cash transactions during the period ended June 30, 2010:

•             In connection with the acquisition of Privco (see Note 5), the Company issued 5,000,000 common shares valued at $9,000,000.

•             Agent warrants with a fair value of $232,103 were issued as share issuance costs.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

9.                            RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers, and companies owned by officers and directors as follows:

Related Party	Nature of Transactions
Iron Strike Inc. — owned by Matt Simpson, a former officer	Management services
Patrick Gleeson — a former director and an officer	Management services, stock-based compensation
Jeff Pontius — a former director	Management services, stock-based compensation
Jeff Durno — a former director	Share issue costs — legal fees
EGM Exploration Group Management Corp. — owned by Mark Morabito, a director and officer	Corporate services (wages, consulting fees, investor relations, rent, office and administration, travel, drilling salaries)
MJM Consulting — owned by Mark Morabito, a director and officer	Management services, Mineral properties — acquisition costs
2250674 Ontario Inc. — owned by Brad Boland, a director	Management services
Kee Scarp Ltd. — owned by Todd Burlingame, an officer	Consulting services
9246-4254 Quebec Inc. — owned by Brian Penny, an officer	Consulting services
Simon Marcotte Consulting Inc. — an officer	Consulting services
2051580 Ontario Inc., and Forbes and Manhattan Inc. — owned by Stan Bharti, a director	Management and administration services
Bruce Humphrey, a director	Management services and stock-based compensation
Matt Simpson — a director	Stock-based compensation
Mark Morabito — a director	Stock-based compensation
Stan Bharti — a director	Stock-based compensation
Brad Boland — a director	Stock-based compensation
David Porter — a director	Stock-based compensation
Brian Dalton — a director	Stock-based compensation
John Baker — a director	Stock-based compensation
Brian Penny — an officer	Stock-based compensation
Simon Marcotte — an officer	Stock-based compensation
Gary Norris — an officer	Stock-based compensation
Todd Burlingame —an officer	Stock-based compensation
Sonya Atwal — an officer	Stock-based compensation

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

9.                            RELATED PARTY TRANSACTIONS (cont’d)

During the six months ended June 30, 2011, the Company entered into the following transactions with related parties:

	June 30, 2011	June 30, 2010
Expenses:
Management fees	$480,002	$66,668
Consulting fees	468,115	12,009
Wages	264,600	137,501
Investor relations	4,700	3,000
Office and administration	94,120	31,658
Rent	34,663	38,767
Stock-based compensation	3,340,121	862,561
Travel and entertainment	7,098	—
Mineral property costs:
Drilling salaries included in exploration and evaluation expense	275,959	93,643
Acquisition costs	—	9,000,000

	$4,969,378	$10,245,807

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Amounts owing to the related parties are as following:

EGM Exploration Group Management Corp. —$150,361 (December 31, 2010 - $131,097, January 1, 2010 - $Nil)

9246-4264 Quebec Inc - $38,450 (December 31, 2010 - $Nil, January 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment. The fair values of the amounts due to the related parties cannot be determined as there are no special terms of repayment.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

10.                     CAPITAL MANAGEMENT

The Company is in the business of mineral exploration in Canada.  Management determines the Company’s capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Company considers its capital structure to include shareholders’ equity and working capital.  The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company is dependent upon external financing to fund both its exploration programs and its administrative costs.  The Company will spend existing working capital and raise additional amounts as needed.  The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company, is reasonable.

The Company is not subject to externally imposed capital requirements.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

11.       FINANCIAL RISK FACTORS

The Company’s financial instruments consist of cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties. The fair value of the Company’s accounts receivables, accounts payable and accrued liabilities, and amounts due to related parties approximate their carrying value, due to their short-term maturities or ability of prompt liquidation.  The Company’s other financial instrument, cash and cash equivalents, under the fair value hierarchy is based on level one quoted prices in active markets for identical assets or liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.  The Company’s cash is held at a large Canadian financial institution in interest bearing accounts.  The Company has no investments in asset-backed commercial paper.

The Company’s receivables consist mainly of Harmonized sales tax receivable due from the Government of Canada, and as such the Company has no significant credit risk with respect to accounts receivable.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 10 to the consolidated financial statements.  Accounts payable and accrued liabilities are due within the one year.

Management has a cash and cash equivalents balance of $20,098,734 to settle current liabilities of $2,432,832.  Management believes that it has sufficient funds to meet its current liabilities as they become due.

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices and foreign exchange rates. Since the Company does not currently possess investments in publicly traded securities, market risk is considered low.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

11.       FINANCIAL RISK FACTORS (cont’d)

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of the short-term investments included in cash and cash equivalents is minimal because these investments roll over frequently.

Price Risk

The Company is exposed to price risk with respect to commodity prices.  The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

Currency Risk

As at June 30, 2011, the Company expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars. As at June 30, 2011, the Company has accounts payable denominated in US dollars of US$366 and cash of US$3,599. A 10% change in the Canadian dollar versus the US dollar would give rise to a gain/loss of $312.

12.       SEGMENTED INFORMATION

The Company operates in one reportable segment, being the acquisition, exploration and evaluation of mineral resources. All of the Company’s equipment and resource properties are located in Canada.

13.                     FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these interim condensed consolidated financial have been prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the period ended June 30, 2011 and 2010, the consolidated financial statements for the year ended December 31, 2010 and the opening IFRS statement of financial position on January 1, 2010, the “Transition Date”.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended June 30, 2011, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with GAAP. An explanation of how the transition from GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(i) Share-based payments

IFRS 1 permits the application of IFRS 2 Share Based Payments only to equity instruments granted after November 7, 2002 that had not vested by the date of transition to IFRS. The Company has applied this exemption and will apply IFRS 2 for equity instruments granted after November 7, 2002 that had not vested by January 1, 2010.

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and operating and investing cash flow. There was no impact on the Company’s consolidated statement of financial position as of the date of transition to IFRS (January 1, 2010).

In order to allow the users of the financial statements to better understand the changes in accounting policies, the financial statements previously presented under Canadian GAAP have been reconciled to IFRS. For a description of the changes in accounting policy, see the discussion in Notes to the IFRS Reconciliations below.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The January 1, 2010 Canadian GAAP (“CGAAP”) consolidated statement of financial position has been reconciled to IFRS as follows with no changes noted:

	CGAAP		IFRS
	Consolidated		Consolidated
	January 1, 2010	Adjustments	January 1, 2010

Cash and cash equivalents	$1,504,920	$—	$1,504,920
Accounts receivables	11,173	—	11,173
	1,516,093	—	1,516,093
	$1,516,093	$—	$1,516,093

Accounts payable and accrued liabilities	$181,861	$—	181,861
Due to related parties	44,824	—	44,824
	226,685	—	226,685

Share capital	20,164,894	—	20,164,894
Subscriptions received in advance	1,500,000	—	1,500,000
Contributed surplus	256,477	—	256,477
Deficit	(20,631,963)	—	(20,631,963)
	1,289,408	—	1,289,408
	$1,516,093	$—	$1,516,093

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The June 30, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows

	CGAAP		IFRS
	June 30, 2010	Adjustments	June 30, 2010	Ref

Cash and cash equivalents	$13,753,691	$—	$13,753,691
Accounts receivables	195,842	—	195,842
Prepaids	417,443	—	417,443
	14,366,976	—	14,366,976

Equipment	311,149	—	311,149
Resource properties	13,076,666	(3,037,716)	9,247,596	ii
		(791,354)		iii
	$27,754,791	$(3,829,070)	$23,925,721

Accounts payable and accrued liabilities	$796,654	$—	$796,654
Due to related parties	103,384	—	103,384
	900,038	—	900,038

Deferred income tax liability	3,037,716	(3,037,716)	—	ii
	3,937,754	(3,037,716)	900,038

Share capital	43,374,339	613,636	43,987,975	ii
Contributed surplus	1,141,646	602,628	1,744,274	i
Deficit	(20,698,948)	(602,628)	(22,706,566)	i
		(613,636)		ii
		(791,354)		iii
	23,817,037	(791,354)	23,025,683
	$27,754,791	$(3,829,070)	$23,925,721

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive income (loss) for the 3 month period ended June 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
	Three months ended June 30, 2010
Amortization	$23,123	$—	$23,123
Audit and accounting	55,343	—	55,343
Bank charges and interest	2,484	—	2,484
Consulting	81,341	—	81,341
Exploration and evaluation	—	791,354	791,354	iii
Investor relations	45,118	—	45,118
Legal Fees	6,666	—	6,666
Management fees	50,001	—	50,001
Office and administration	40,764	—	40,764
Rent	29,109	—	29,109
Stock based compensation	514,626	415,248	929,874	i
Transfer agent and filing fees	15,505	—	15,505
Travel and entertainment	27,082	—	27,082
Wages	105,001	—	105,001
Loss before other items	(996,163)	(1,206,602)	(2,202,765)

Interest	469	—	469
Unrealized loss on foreign exchange	(1,156)	—	(1,156)
Net loss before income taxes	(996,850)	(1,206,602)	(2,203,452)

Deferred income tax recovery	1,250,000	(613,636)	636,364	ii
Net income (loss) for the period	$253,150	$(1,820,238)	$(1,567,088)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive loss for the 6 month period ended June 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
	Six months ended June 30, 2010
Amortization	$23,520	$—	$23,520
Audit and accounting	82,343	—	82,343
Bank charges and interest	4,021	—	4,021
Consulting	92,341	—	92,341
Exploration and evaluation	—	791,354	791,354	iii
Investor relations	58,750	—	58,750
Legal Fees	10,988	—	10,988
Management fees	66,668	—	66,668
Office and administration	69,560	—	69,560
Rent	38,767	—	38,767
Stock based compensation	663,007	602,628	1,265,635	i
Transfer agent and filing fees	27,614	—	27,614
Travel and entertainment	42,086	—	42,086
Wages	137,532		137,532
Loss before other items	(1,317,197)	(1,393,982)	(2,711,179)

Interest	1,368	—	1,368
Unrealized loss on foreign exchange	(1,156)	—	(1,156)
Net loss before income taxes	(1,316,985)	(1,393,982)	(2,710,967)

Deferred income tax recovery	1,250,000	(613,636)	636,364	ii
Net loss for the period	$(66,985)	$(2,007,618)	$(2,074,603)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the 6 month period ended June 30, 2010 has been reconciled to IFRS as follows:

	CGAAP	Adjustments	IFRS	Ref
	Six months ended June 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(66,985)	$(602,628)	$(2,074,603)	i
		(791,354)		iii
		(613,636)		ii
Item not affecting cash:
Amortization	23,520	—	23,520
Future income tax recovery	(1,250,000)	613,636	(636,364)	ii
Stock based compensation	663,007	602,628	1,265,635	i
Unrealized loss on foreign exchange	1,156	—	1,156
	(629,302)	(791,354)	(1,420,656)
Changes in non-cash working capital items:
Accounts receivables	(178,849)	—	(178,849)
Prepaid expenses	(417,443)	—	(417,443)
Accounts payable and accrued liabilities	(69,527)	599,656	530,129	iii
Due to related party	(4,868)	—	(4,868)
Net cash used in operating activities	(1,299,989)	(191,698)	(1,491,687)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equip.	(334,669)	—	(334,669)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)
Mineral properties	(191,698)	191,698	—	iii
Net cash used in investing activities	(632,847)	191,698	(441,149)

CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	14,181,607	—	14,181,607
Net cash used in financing activities	14,181,607	—	14,181,607
Increase in cash during the period	12,248,771	—	12,248,771
Cash, beginning of the period	1,504,920	—	1,504,920
Cash, end of the period	$13,753,691	$—	$13,753,691

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The December 31, 2010 Canadian GAAP consolidated statement of financial position has been reconciled to IFRS as follows:

			IFRS
	CGAAP		Consolidated
	Consolidated December 31,2010	Adjustment	December 31, 2010	Ref

Cash and cash equivalents	$24,376,060	$—	$24,376,060
Accounts receivables	515,405	—	515,405
Prepaids	656,726	—	656,726
	25,548,191	—	25,548,191

Equipment	304,290	—	304,290
Resource properties	98,797,975	(3,037,716)	88,668,710	ii
		(7,091,549)		iii
	124,650,456	(10,129,265)	114,521,191

Accounts payable and accrued liabilities	$896,088	—	896,088
Due to related parties	131,097	—	131,097
	1,027,185	—	1,027,185

Deferred liability	1,274,179	(3,037,716)	—	ii
		1,763,537	—	ii
	2,301,364	(1,274,179)	1,027,185

Share capital	136,596,977	613,636	137,210,613	ii
Contributed surplus	7,944,488	686,654	8,631,142	i
Deficit	(22,192,373)	(10,155,376)	(32,347,749)
	122,349,092	(8,855,086)	113,494,006
	$124,650,456	$(10,129,265)	$114,521,191

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of comprehensive loss for the year ended December 31, 2010 has been reconciled to IFRS as follows:

			IFRS
	CGAAP		Consolidated
	Consolidated		for the year
	for the year		December 31,
	December 31, 2010	Adjustment	2010	Ref
Amortization	$39,935	$—	$39,935
Audit and accounting	143,298	—	143,298
Bank charges and interest	11,479	—	11,479
Consulting	525,007	—	525,007
Exploration and evaluation	—	7,091,549	7,091,549	iii
Insurance	12,865	—	12,865
Investor relations	300,996	—	300,996
Legal Fees	143,626	—	143,626
Management fees	591,670	—	591,670
Office and administration	152,706	—	152,706
Rent	96,971	—	96,971
Stock based compensation	1,978,198	686,654	2,664,852	i
Transfer agent and filing fees	72,902	—	72,902
Travel and entertainment	217,309	—	217,309
Wages	349,314	—	349,314
Loss before other items	(4,636,276)	(7,778,203)	(12,414,479)

Other items
Interest	62,329	—	62,329
Net loss before income taxes	(4,573,947)	(7,778,203)	(12,352,150)

Future income tax recovery	3,013,537	(613,636)	636,364	ii
		(1,763,537)		ii
Net loss for the period	$(1,560,410)	$(10,155,376)	$(11,715,786)

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

The Canadian GAAP consolidated statement of cash flows for the year ended December 31, 2010 has been reconciled to IFRS as follows:

	CGAAP		IFRS
	December 31, 2010	Adjustments	December 31, 2010	Ref
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(1,560,410)	$(686,654)	$(11,715,786)	i
		(613,636)		ii
		(7,091,549)		iii
		(1,763,537)		ii
Item not affecting cash:
Amortization	39,935	—	39,935
Future income tax recovery	(3,013,537)	613,636	(636,364)	ii
		1,763,537		ii
Stock based compensation	1,978,198	686,654	2,664,852	i
Unrealized gain of foreign exchange	13,732	—	13,732
	(2,542,082)	(7,091,549)	(9,633,631)
Changes in non-cash working capital items:
Accounts receivables	(498,412)	—	(498,412)
Prepaid expenses	(656,726)	—	(656,726)
Accounts payable and accrued liabilities	69,340	547,648	616,988	iii
Due to related party	22,845	—	22,845
Net cash used in operating activities	(3,605,035)	(6,543,901)	(10,148,936)
CASH FLOWS FROM INVESTING ACTIVITIES
Resource property costs	(6,543,901)	6,543,901	—	iii
Acquisition of equip	(344,225)	—	(344,225)
Acquisition costs : 0860132 BC Ltd.	(106,480)	—	(106,480)
Net cash used in investing activities	(6,994,606)	6,543,901	(450,705)
CASH FLOWS FROM FINANCING ACTIVITIES
Shares issued for cash (net of costs)	33,470,781	—	33,470,781
Net cash used in financing activities	33,470,781	—	33,470,781
Increase in cash during the period	22,871,140	—	22,871,140
Cash, beginning of the period	1,504,920	—	1,504,920
Cash, end of the period	$24,376,060	$—	$24,376,060

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations:

i)                                       Share-based payment

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting instalment within the option grant. Each instalment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each instalment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at June 30, 2010, this accounting policy change resulted in an increase in contributed surplus of $602,628 (December 31, 2010 - $686,654) and a corresponding increase in stock-based compensation expense. During the 3 months ended June 30, 2010, stock-based compensation expenses were increased by $415,248.

ii)                                   Income taxes

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, share capital is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to share capital when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or “premium”, are recorded as a deferred charge. When expenditures are renounced, a deferred tax liability is recognized and the deferred charge is reversed. The net amount is recognized as a future (or “deferred”) income tax recovery. As at June 30, 2010 and December 31, 2010, this accounting policy change resulted in an increase in share capital of $613,636 and a corresponding decrease in the amount of deferred tax recovery.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

13.          FIRST-TIME ADOPTION OF IFRS (cont’d)

Notes to the IFRS reconciliations (cont’d):

Effective March 3, 2010, the Company acquired all of the outstanding common shares of 0860132 BC Ltd. (“Privco”). On acquisition of Privco, the Company recognized a future income tax liability $3,037,716 in accordance with Canadian GAAP. Under IAS 12 Income Taxes, the deferred tax liability would not be recognized, either on acquisition or subsequently. This accounting policy change resulted in a write-off of the future income tax liability and a corresponding decrease in the carrying value of resource properties.

Future tax benefit has been offset by a valuation allowance resulted in an increase in the amount of future income tax liability of $1,763,537 and a corresponding decrease in the amount of future income tax recovery as at December 31, 2010.

iii)                               Exploration and Evaluation Expenditures

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). As a result, on transition to IFRS, it is possible to continue to follow the policies previously established by the company or to change to a new policy. Under existing Canadian GAAP, Alderon followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, Alderon changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at June 30, 2010, this change of policy resulted in a decrease of $791,354 (December 31, 2010 - $7,091,549) in the carrying value of resource properties and a corresponding increase in the exploration and evaluation expense account. This also resulted in a change in accounts payable and accrued liabilities of $599,656 in the cash flow for 6 months ended June 30, 2010 and $547,648 for the year ended December 31, 2010, as this decreased the capitalized exploration and evaluation assets included in accounts payable.

ALDERON RESOURCE CORP.

(An Exploration Stage Company)

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

JUNE 30, 2011

14.                     SUBSEQUENT EVENTS

The following transactions occurred subsequent to June 30, 2011:

•                  25,000 stock options with an exercise price of $1.20 were exercised for gross proceeds of $30,000.

•                  115,350 common shares were issued in connection with an exercise of 88,350 warrants and 27,000 agent warrants, all for gross proceeds of $306,780. Upon the exercise of 27,000 agent warrants, 13,500 compensation warrants were issued.

•                  1,000,000 stock options with an exercise price of $3.20, 200,000 stock options with an exercise price of $3.30 and 100,000 stock options with an exercise price of $3.27 were issued to a consultant and an officer of the Company.